FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

Under the Securities Exchange Act of 1934

For the Month of November 2015

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

This Form 6-K, including the exhibits (excluding iDnext and Next-Line’s historical financial results in the case of Exhibit 99.1 and limited to the GAAP financial information in the case of Exhibit 99.4), is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto are the following exhibits:

99.1	Press Release: B.O.S. Signs a Definitive Agreement for the Acquisition of the Business of iDnext Ltd. and its subsidiary, Next-Line Ltd.

99.2	Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015.

99.3	Management Services Agreement by and between B.O.S. Better Online Solutions Ltd. and iDnext Ltd., dated as of November 24, 2015.

99.4	Press Release: B.O.S. Better Online Solutions Reports Financial Results for the Third Quarter of 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Chief Financial Officer

Dated: November 30, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: B.O.S. Signs a Definitive Agreement for the Acquisition of the Business of iDnext Ltd. and its subsidiary, Next-Line Ltd.

99.2	Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015.

99.3	Management Services Agreement by and between B.O.S. Better Online Solutions Ltd. and iDnext Ltd., dated as of November 24, 2015.

99.4	Press Release: B.O.S. Better Online Solutions Reports Financial Results for the Third Quarter of 2015.

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